12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
March 13, 2020	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attn: Rolf Sundwall, Kevin Kuhar, Paul Fischer and Irene Paik

Re:	Conatus Pharmaceuticals Inc.

Registration Statement on Form S-4

Filed on February 7, 2020

File No. 333-236332

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated March 5, 2020 with respect to the above-referenced confidential Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Conatus Pharmaceuticals Inc. (“Conatus” or the “Company”) as set forth below. The Company today filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form S-4, filed on February 7, 2020

Prospectus Summary, page 8

1.

We note your disclosure on page 26 that if Conatus’ net cash falls below $12.5 million (as adjusted based on the closing date of the merger) Histogen could decide not to consummate the transaction and the Merger Agreement could be terminated. Please include disclosure in Questions and Answers about the Merger, the Prospectus Summary and elsewhere as appropriate regarding this condition precedent to the consummation of the transaction.

March 13, 2020

Conatus’ Response: The Company has revised the disclosure on pages 3, 13 and 26 of Amendment No. 1 in response to the Staff’s comment.

The Merger, page 8

2.	Please revise to briefly disclose how the estimated exchange ratio was determined.

Conatus’ Response: The Company has revised the disclosure on page 8 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

The net cash balances of Conatus and Histogen at the closing of the merger..., page 26

3.

Please clearly disclose the current levels of net cash of Conatus and Histogen and whether the companies anticipate net cash to be outside the range of $12.6 million to $13.4 million for Conatus and $1.4 million and $2.2 million for Histogen, accounting for each company’s average daily net cash burn rate, that could cause an adjustment to the exchange ratio. To the extent this is a possibility, please also provide examples of estimated percentage ownership, including the estimated percentage ownership of each company if Conatus were to have net cash at closing of $12.5 million, as adjusted.

Conatus’ Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 150 of Amendment No. 1 to disclose each of Conatus’ and Histogen’s net cash as of the most recent practicable date and will update these figures as of the most recent practicable date prior to mailing the proxy statement that forms a part of the Registration Statement. In addition, the Company has revised Amendment No. 1 to reflect the current, net cash collar ranges (after taking into account average daily cash burn through the date of the filing of Amendment No. 1), including on pages 26 and 150, and added disclosure pursuant to which it will, in a future pre-effective amendment to the Registration Statement, provide (i) updated, adjusted net cash collar ranges (after taking into account average daily cash burn) as of the date of the filing of such Registration Statement and expected ranges as of the expected closing date of the merger, (ii) expected net cash ranges of Conatus and Histogen as of the expected closing date, and (iii) sensitivity analysis and examples of how expected net cash amounts and changes thereto would alter the respective ownership percentages of each of Conatus and Histogen securityholders at the closing of the merger.

The pre-merger net operating loss carryforwards and certain other tax attributes..., page 89

4.	Please quantify the NOLs and other tax attributes that are subject to limitation and clarify the factors that will determine the extent of the limitation.

Conatus’ Response: The Company has revised the disclosure on page 90 and 243 of Amendment No. 1 in response to the Staff’s comment.

Forward-Looking Statements, page 92

5.	Please revise the last sentence of this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law.

March 13, 2020

Conatus’ Response: The Company has revised the disclosure on page 92 of Amendment No. 1 in response to the Staff’s comment.

The Merger

Background of the Merger, page 97

6.

Please revise to indicate what prompted Histogen management to reach out to Conatus management on July 15, 2019, clarifying whether the enquiry was unsolicited, or part of the solicitation of interest by Oppenheimer.

Conatus’ Response: The Company has revised the disclosure on page 99 of Amendment No. 1 in response to the Staff’s comment.

7.

Please substantially revise this section to provide details of the negotiations of material terms of the transaction. Your disclosure should include separate descriptions of any individual meetings, including the identity of members of Conatus and Histogen management and board of directors involved, and the particular topics, views, and positions that were discussed at the meetings. Please ensure that your disclosure addresses each of the material aspects of the transaction, including how the exchange ratio was determined; the negotiation of, and reasons for, the net cash adjustments; the discussions of the support agreements; and negotiations of material terms of the merger agreement, including closing conditions, no-shop obligations and termination rights and fees; and the structure of the board of directors and management. In addition, your disclosure should provide shareholders with an understanding of why this transaction is being recommended as opposed to any alternatives. Please revise this section to also include disclosure about the material terms of initial proposals and any subsequent proposals relating to Parties A, B and C.

Conatus’ Response: The Company has revised the disclosure on pages 99-110 of Amendment No. 1 in response to the Staff’s comment

8.

We note your disclosure on page 109 that Conatus’ board of directors had discussions with members of the Special Committee in considering the factors related to entering into the merger. Please identify the members of the Special Committee and how they were chosen.

Conatus’ Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of Amendment No. 1 to remove the reference to the Special Committee as the Company did not use a Special Committee of the board of directors; rather, the Company’s entire board of directors were engaged in the strategic process, including the review and approval of the Merger Agreement with Histogen.

9.

We note your disclosure on pages 109 and 111 that both Conatus’ and Histogen’s board of directors considered the fact that the relative percentage ownership of Conatus’ stockholders and Histogen’s stockholders in the combined organization would be fixed. Please reconcile this disclosure with your disclosure elsewhere that the exchange ratio and thus the relative percentage ownership is subject to adjustment prior to the closing of the merger. If you mean to suggest that the exchange ratio is not subject to adjustment based on the market price of Conatus’ common stock, please revise your disclosure to clarify this point.

March 13, 2020

Conatus’ Response: The Company has revised the disclosure on pages 111 and 114 of Amendment No. 1 in response to the Staff’s comment.

Material Financial Analyses, page 114

10.

For the selected companies analysis, selected transactions analysis and IPO step up analysis, please disclose the specific criteria used to select the companies and transactions, including whether any companies or transactions that met such criteria were excluded from the analyses. Please provide information on the comparability of the companies and transactions selected, including the development stages of the companies, whether the companies had any commercial products or revenues, etc.

Conatus’ Response: The Company has revised the disclosure on page 118 of Amendment No. 1 in response to the Staff’s comment.

The Merger Agreement

Merger Consideration, page 144

11.

We note that you reference this section of the proxy statement/prospectus/information statement for a more complete description of the exchange ratio formula. Please expand your disclosure to provide a complete description of the exchange ratio formula in this section, including the adjustments that may be made to account for each company’s cash and changes in capitalization prior to the closing of the merger.

Conatus’ Response: The Company has revised the disclosure on pages 149-150 of Amendment No. 1 in response to the Staff’s comment.

Conatus Business

Emricasan, page 192

12.

Given the decision to discontinue development of emricasan, please revise your disclosure throughout the prospectus to remove the description of emricasan as being “first-in-class,” insofar as the term suggests the FDA will approve the product candidate.

Conatus’ Response: The Company has revised the disclosure throughout Amendment No. 1, including on pages 8, 196 and 236 of Amendment No. 1 in response to the Staff’s comment.

Histogen Business

Product Candidates, page 208

13.

Please expand your description of the clinical studies conducted for HST-001 to date to include the number of subjects in the clinical trials, the primary and secondary endpoints, and any treatment-related adverse events. Please also clarify what it means for HSC to have demonstrated “statistically and cosmetically relevant improvements” in total hair count, terminal hairs and hair thickness at 12 weeks, and specifically whether the results were statistically significant.

Conatus’ Response: The Company has revised the disclosure on pages 213-214 of Amendment No. 1 in response to the Staff’s comment.

March 13, 2020

14.

We note your statement on page 209 that Phase 1 and Phase 1/2 clinical trials of a predecessor to HST-001 have been completed outside the United States, with results that produced “significant efficacy.” Please revise to eliminate any suggestion that HST-001 has been or will ultimately be determined safe or effective, as only the FDA and foreign government equivalent regulators have the authority to make these determinations. You may provide the objective results of the clinical trials in relation to the stated end points and indicate whether the candidate was well tolerated.

Conatus’ Response: The Company has revised the disclosure on pages 213-214 of Amendment No. 1 in response to the Staff’s comment.

Strategic Agreements, page 211

15.

With reference to your disclosure on page 81 that several of Histogen’s programs require the use of proprietary rights held by third parties, please expand your disclosure to provide information about material in-licensing agreements, if any.

Conatus’ Response: The Company respectfully advises the Staff that, to date, none of Histogen’s programs have materially relied upon the proprietary rights underlying any of Histogen’s licensing arrangements, nor does Histogen expect in the future the need to materially rely on such rights. Moreover, the licensing arrangements themselves are not material to Histogen’s financial condition and operations and Histogen does not expect them to have a material impact on the combined organization’s operations moving forward. As a result, Histogen does not believe that the use of proprietary rights underlying these arrangements are material to an understanding of Histogen’s business or otherwise to Conatus stockholders. The Company has revised page 82 of the Amendment No 1. in response to the Staff’s comment.

Intellectual Property, page 226

16.

Please revise your disclosure to specify the number of U.S. and foreign issued patents and patent applications Histogen has for each of its product candidates. In addition, with respect to the patents material to Histogen, please revise in each instance to disclose the type of patent protection, such as composition of matter, use, or process, as well as the expiration dates of such patents.

Conatus’ Response: The Company has revised the disclosure on pages 232-233 of Amendment No. 1 in response to the Staff’s comment.

Histogen Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Nine Months Ended September 30, 2019 and 2018 Research and Development Expenses , page 245

17.

Please revise to disclose a breakout of periodic research and development expenses by program or product candidate separately to provide more transparency as to the type of expenses incurred. If you do not track expense by program or product candidate, state this in your disclosure and disaggregate the amount by nature of expenses or in some other manner.

Conatus’ Response: The Company has revised the disclosure on page 254 of Amendment No. 1 in response to the Staff’s comment.

March 13, 2020

Management Following the Merger, page 256

18.

For Drs. Latterich and Crean, please confirm that you have disclosed each person’s principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please also disclose for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the company in light of the company’s business and structure. See Item 401(e)(1) of Regulation S-K.

Conatus’ Response: The Company has revised the disclosure on pages 263-266 of Amendment No. 1 in response to the Staff’s comment, and confirms such updated disclosure includes Drs. Latterich and Crean principal occupations and employment during the past 5 years.

Histogen Inc. and Subsidiaries

Notes to the Consolidated Financial Statements 9. Revenue, page F-B-21

19.	Please revise to disclose your analysis and accounting treatment here and on page F-B-54 for the Huapont License and Supply Agreement disclosed on page 251.

Conatus’ Response: The Company has revised the disclosure on pages 217, 257 and F-B-25 of Amendment No. 1 in response to the Staff’s comment.

General

20.

We note that your forum selection provision, located in Exhibit 3.1 (“Amended and Restated Certificate of Incorporation of Conatus Pharmaceuticals”) to the filing, identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, another state or federal court sitting in the State of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Conatus’ Response: The Company has revised pages 61 and 306 of Amendment No. 1 to make clear that the Court of Chancery of the State of Delaware exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, to the extent the provisions remain applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed.

21.

Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

March 13, 2020

Conatus’ Response: In response to the Staff’s comment, we are providing to the Staff on a supplemental basis under separate cover a copy of the materials prepared by Oppenheimer & Co. Inc. and shared with the Conatus board of directors that were material to the Conatus board of directors’ decision to approve the merger agreement and the transactions contemplated thereby. Such supplemental submission includes a request that the materials be kept confidential in accordance with Rule 83 of the Commission’s Rules of Practice and Conduct and that such materials be returned following review under Securities Act Rule 418(b). Such materials are not, and will not be, filed with or deemed to be part of Amendment No. 1, including any amendments thereto.

Please do not hesitate to contact me at (858) 523-3962 with any questions or comments regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

Enclosures

cc:	Steven J. Mento, Ph.D., Conatus Pharmaceuticals Inc.

Richard W. Pascoe, Histogen Inc.

Cheston J. Larson, Latham & Watkins LLP

Anthony A. Gostanian, Latham & Watkins LLP

Will Chuchawat, Sheppard Mullin Richter & Hampton LLP

Jeffrey Fessler, Sheppard Mullin Richter & Hampton LLP

Jonie I. Kondracki, Sheppard Mullin Richter & Hampton LLP